Exhibit 99.1

Westport Announces Consortium Agreement with EMD to Join SDTC Program and Develop Natural Gas Fuel System for Rail Locomotives

VANCOUVER, Dec. 1, 2011 /CNW/ - Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), the global leader in natural gas engines, today announced that it has entered into an agreement with Electro-Motive Diesel (EMD), an original equipment manufacturer (OEM) of diesel-electric locomotives, to integrate Westport's high pressure direct injection (HPDI) technology and natural gas fuel system technologies into an EMD locomotive provided by Canadian National Railways (CN).  The consortium is expecting to demonstrate the natural gas locomotive as part of the previously announced Sustainable Development Technology Canada (SDTC) project with CN and Gaz Metro.

As per the consortium agreement, Westport will provide its core technologies for the engine and fuel system, and intellectual property. EMD will contribute its expertise to integrate the natural-gas engine, related components and controls to create a working locomotive platform. EMD is one of the world's largest builders of diesel-electric locomotives for all commercial railroad applications including intercity passenger, commuter, freight, switching, industrial and mining.

"EMD brings a great deal of experience and engineering know-how in locomotive applications," said Paul Blomerus, Senior Director, High Horsepower of Westport Innovations. "Westport's HPDI technology is ideally suited to high-horsepower applications such as locomotives as it retains the diesel engine's favourable operating characteristics of high torque and power, transient response and efficiency, while reducing carbon emissions. We are looking forward to a successful demonstration program with our partners that will potentially transform the rail industry."

According to the United Nations Statistics Division, railroads around the world burn 9 billion gallons of diesel fuel annually, largely in the transportation of freight. The development of natural gas fuelled locomotives will dramatically reduce the cost of transporting the world's primary resources and manufactured goods because of the low cost of LNG compared with diesel fuel. Furthermore, the use of natural gas reduces greenhouse gas (GHG) emissions by up to 27%.

In February, Westport secured a funding commitment of C$2.3 million to develop Westport HPDI technology for high-horsepower applications from SDTC, a not-for-profit corporation created by the Government of Canada to help commercialize emerging clean technologies. Westport is proposing to significantly improve the cost structure for operators of high-horsepower equipment while achieving compliance with increasingly stringent emission regulations and reducing greenhouse gas (GHG) emissions by up to 27%. The collaboration of Westport, EMD, Canadian National Railway (CN), and Gaz Metro bring together the key elements required to achieve this goal, through developing, testing, and demonstrating a natural gas locomotive in service.

About Westport Innovations Inc.
Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and Renewable Natural Gas (RNG) fuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport LD is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD) is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. Westport High Horsepower is engaged in the engineering, design and marketing of natural gas-enabling technology for High Horsepower applications such as locomotive and mining. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage, future market opportunities, future costs of transportation of resources and terms of future agreements. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks and assumptions include risks and assumptions related to our operating results, industry and products, the general economy, the acceptance of natural gas locomotives, the relaxation or waiver of fuel emission standards, the development of competing technologies and the cost of diesel fuel versus LNG as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 01-DEC-11